SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 5, 2014

Press Release dated November 12, 2014

Press Release dated November 19, 2014

Press Release dated November 26, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: November 30, 2014

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), November 5, 2014 - During the period from October 27 to October 31, 2014, Eni acquired No. 465,611 shares for a total consideration of euro 7,664,106.54, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
27/10/2014	105,000	16.2523	1,706,492.19
28/10/2014	115,611	16.3798	1,893,683.53
29/10/2014	100,000	16.4673	1,646,726.53
30/10/2014	80,000	16.5026	1,320,209.90
31/10/2014	65,000	16.8768	1,096,994.39
Total	465,611	16.4603	7,664,106.54

Following the purchases announced today, considering the treasury shares already held, on October 31, 2014 Eni holds No. 29,656,830 shares equal to 0.82% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), November 12, 2014 - During the period from November 3 to November 7, 2014, Eni acquired No. 655,000 shares for a total consideration of euro 10,800,478.41, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
03/11/2014	100,000	16.8591	1,685,909.26
04/11/2014	160,000	16.3388	2,614,209.39
05/11/2014	120,000	16.3620	1,963,441.75
06/11/2014	145,000	16.5587	2,401,009.80
07/11/2014	130,000	16.4301	2,135,908.21
Total	655,000	16.4893	10,800,478.41

Following the purchases announced today, considering the treasury shares already held, on November 7, 2014 Eni holds No. 30,311,830 shares equal to 0.83% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), November 19, 2014 - During the period from November 10 to November 14, 2014, Eni acquired No. 597,000 shares for a total consideration of euro 9,733,082.66, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
10/11/2014	107,000	16.5603	1,771,948.54
11/11/2014	100,000	16.5102	1,651,023.57
12/11/2014	140,000	16.2842	2,279,787.61
13/11/2014	140,000	16.1250	2,257,498.06
14/11/2014	110,000	16.1166	1,772,824.88
Total	597,000	16.3033	9,733,082.66

Following the purchases announced today, considering the treasury shares already held, on November 14, 2014 Eni holds No. 30,908,830 shares equal to 0.85% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), November 26, 2014 - During the period from November 17 to November 21, 2014, Eni acquired No. 414,794 shares for a total consideration of euro 6,820,161.92, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
17/11/2014	110,000	16.2372	1,786,088.82
18/11/2014	65,000	16.4733	1,070,763.98
19/11/2014	90,000	16.4748	1,482,730.03
20/11/2014	92,000	16.3808	1,507,031.76
21/11/2014	57,794	16.8451	973,547.33
Total	414,794	16.4423	6,820,161.92

Following the purchases announced today, considering the treasury shares already held, on November 21, 2014 Eni holds No. 31,323,624 shares equal to 0.86% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com